Lawrence S. Block Executive Vice President and General Counsel

BY EDGAR FILING

AND OVERNIGHT MAIL

March 24, 2010

Ms. Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	KMP Futures Fund I LLC
Amendment No. 3 to Form 10-12G
Filed February 12, 2010
File No. 000-53816

Dear Ms. Garnett:

Reference is made to your letter dated March 3, 2010, providing comments to Amendment No. 3 to the Registration Statement on Form 10 for KMP Futures Fund I LLC (“Registrant”). Kenmar Preferred Investment Solutions Corp. (the “Managing Member”), the managing member of Registrant, hereby files, via EDGAR, responses to the comment letter of the Staff of the Securities and Exchange Commission dated March 3, 2010, relating to Registrant’s Form 10 filed on November 2, 2009, as amended by Amendment No. 1 thereto filed on December 18, 2009, Amendment No. 2 thereof filed on January 22, 2010, and Amendment No. 3 thereto filed on February 12, 2010. As requested, our responses are numbered to correspond to the Commission’s comment letter. A copy of this letter is being sent to the Commission via overnight mail.

General Comment

1.	We note your response to comment 1 from our letter dated February 4, 2010. Please provide us with the following additional information:

•

We note that you have concluded that the transaction involving an in-kind distribution to investors in the feeder funds did not constitute a sale of securities for purposes of Section 2(a)(3) of the Securities Act. Please confirm that you have received an opinion of counsel supporting this conclusion.

Response: We confirm that we have received an opinion from Alston & Bird LLP concluding that the in-kind distribution to investors in the feeder funds of each investor’s pro-rata interest in Registrant did not constitute a sale of securities for purposes of Section 2(a)(3) of the Securities Act.

•

Please provide us with a more detailed description of the mechanics of the reorganization and distribution transactions. Also, explain more specifically how the interests of the feeder fund investors are the same both before and after these transactions.

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7000 • www.kenmar.com • Email: info@kenmar.com

NEW YORK                                         VIRGINIA                                         SINGAPORE

Ms. Karen Garnett	2	March 24, 2010

Response: As previously noted in our response to Comment 1 to the Commission’s letter dated December 7, 2009, and as disclosed in Amendment No. 2 to the Registration Statement on Form 10, through December 31, 2009, Registrant served as the sole aggregate trading vehicle for each of the following funds: Diversified Futures Trust I; Futures Strategic Trust; World Monitor Trust II – Series D; and World Monitor Trust II – Series F (each, a “Feeder Fund,” and collectively, the “Feeder Funds”). Each Feeder Fund allocated 100% of its assets to Registrant. This “master-feeder” structure had several advantages: (i) it permitted investors in each of the Feeder Funds to gain exposure to the sole trading advisor of Registrant (indirectly through their investment in the Feeder Fund); (ii) it permitted the trading advisor to trade only one account (the account held in the name of Registrant) rather than four separate accounts, each owned by one of the Feeder Funds; and (iii) it permitted the trading advisor to trade one account with significant size to enable it to implement its trading program. The disadvantage to the master-feeder structure was the multiple layers of fees and expenses that the investors would bear. When the assets of each of the Feeder Funds were relatively large, the Managing Member reasonably determined that the benefits outweighed the disadvantage. However, as the assets of each Feeder Fund began to decrease, the Managing Member became concerned about the impact of the multiple levels of fees and expenses to the investors. As such, the Managing Member determined to implement the following steps:

1.	On November 2, 2010, Kenmar Preferred, in its capacity as managing owner of the Feeder Funds, determined to dissolve each of the Feeder Funds effective close of business on December 31, 2009;

2.

On November 2, 2010, Kenmar Preferred, in its capacity as managing owner of the Feeder Funds, determined to mandatorily redeem each Feeder Fund investor that had not submitted a request for redemption prior to such date.

3.

On November 2, 2010, Kenmar Preferred, in its capacity as managing owner of the Feeder Funds, determined to make an in-kind distribution to each Feeder Fund investor of its pro rata interest in Registrant.

4.

On November 2, 2010, Registrant filed its Form 10 with the Commission to register its limited liability company interests with the Commission under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). (Registrant did so because it reasonably believed that as of January 1, 2010, as a result of the transaction, it would have a class of equity securities with greater than $10 million in net assets and greater than 500 investors. Based on the Commission’s rules, it was expected that the Form 10 would become effective on January 1, 2010.)

5.

Registrant’s Form 10 included Registrant’s financial information and financial statements through June 30, 2009. (Registrant subsequently filed Amendment No. 1 to Form 10 on December 18, 2009 that, among other things, updated the financial information and financial statements through September 30, 2009.)

6.

Diversified Futures Trust I and Futures Strategic Trust filed their Form 10Qs for the period ending September 30, 2009 on November 12, 2009. World Monitor Trust II – Series D and World Monitor Trust II – Series F filed their Form 10Qs for the period ending September 30, 2009 on November 13, 2009.

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                                         VIRGINIA                                     SINGAPORE

Ms. Karen Garnett	3	March 24, 2010

7.	Effective December 31, 2009, investors in the Feeder Funds that submitted a request for redemption were redeemed as of December 31, 2009, and were paid their redemption proceeds in cash.

8.

Effective December 31, 2009, Feeder Fund investors that did not submit a request for redemption were mandatorily redeemed from their respective Feeder Fund and, received an in-kind distribution of such investor’s pro rata interest in Registrant.

9.

Effective close of business on December 31, 2009, Kenmar Preferred, in its capacity as managing owner of the Feeder Funds and managing member of Registrant, amended and restated Registrant’s limited liability company operating agreement to provide for the treatment of Registrant as an investment fund, rather than an aggregate trading vehicle in which the Feeder Funds invested.

10.	On January 5, 2010, each of the Feeder Funds filed a separate Form 15 with the Commission de-registering their trust units under the Exchange Act.

11.

By the end of January, when the December 31, 2009, accounting for each of the Feeder Funds and Registrant were completed, Kenmar Preferred (i) effected the redemptions from the Feeder Funds, (ii) distributed to each Feeder Fund investors who did not provide a request for redemption its pro rata interest in Registrant.

12.

Each Feeder Fund sent to each investor a December 31, 2009, statement reflecting the monthly activity for the investor for such month, including the profit and/or loss for such month and the in-kind distribution as of December 31, 2009. As such, each investor received a December 31, 2009 Feeder Fund statement that reflected a zero balance as of December 31, 2009.

13.

In addition, Registrant sent to each investor a December 31, 2009 statement reflecting a zero opening balance, zero profit/loss for such period, and a subscription equal to the amount of such investor’s pro rata interest in Registrant as of the close of business on December 31, 2009.

14.

Feeder Fund investors will be receiving an IRS Form K1 for 2009 from each Feeder Fund; Feeder Fund investors will not be receiving an IRS Form K1 for 2009 from Registrant. Registrant will be distributing to its investors an IRS Form K1 for 2010.

As discussed above, the interests of the Feeder Fund investors in Registrant is in the same position after the transaction as compared to their investments in the Feeder Fund prior to the transaction:

1.

Both before and after the transaction, the investors were ultimately investors with Registrant’s trading advisor according to its investment program. The difference is that whereas prior to the transaction, the investment was indirectly through a master-feeder structure, whereas after the transaction the investment was through a direct investment in Registrant.

2.

Before the transaction, Feeder Fund investors were subject to multiple levels of fees and expenses through the master-feeder structure. After the transaction, investors are only subject to one layer of fees and expenses. In addition, Feeder Fund investors are all able to share the cost of a single audit.

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                                         VIRGINIA                                     SINGAPORE

Ms. Karen Garnett	4	March 24, 2010

3.

Before the transaction, each Feeder Fund had its own redemption period, notice period, management fee and expense cap. After the transaction, each investor has the same redemption period, notice period, management fee and expense cap, all of which have been adjusted to the “most favored nation” status in which the most advantageous provision for each was used for Registrant.

4.

Investors in Registrant have the same right to remove Kenmar Preferred as managing member as they did to remove Kenmar Preferred as managing owner of the Feeder Funds. Similarly, liability and indemnification provisions have been revised in the LLC Operating Agreement to conform to the provisions in the Feeder Fund Trust Agreements.

Accordingly, we believe that the interests of the Feeder Fund investors in Registrant following the transaction are at least as good (if not better) than such interests were in the Feeder Funds prior to the transaction.

Registrant hereby acknowledges that (i) Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (914) 307-7020, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Lawrence S. Block
Lawrence S. Block
Executive Vice President and General Counsel
Kenmar Preferred Investments Corp.,
Managing Member of KMP Futures Fund I LLC

cc:	Ms Stacie Gorman
Mr. Jorge Bonilla
Ms. Cicely LaMothe
Securities and Exchange Commission

Timothy P. Selby, Esq.
Matthew W. Mamak, Esq.
Alston & Bird LLP

900 King Street, Suite 100 • Rye Brook, NY 10573 • Tel: 914.307.7020 • www.kenmar.com • Email: lblock@kenmar.com

NEW YORK                                         VIRGINIA                                     SINGAPORE